Exhibit 3.1

AMENDMENT NO. 2 TO THE

AMENDED BYLAWS OF

KINTARA THERAPEUTICS, INC.

This Amendment No. 2 to the Bylaws of Kintara Therapeutics, Inc., a Nevada corporation (the “Company”), as amended to date (the “Bylaws”) is made as of this 13th day of April, 2022.

1. The Bylaws are hereby amended by replacing existing Section 6(b) of Article I of the Bylaws, in its entirety with the following:

“6(b). Except where otherwise provided by law, the Articles of Incorporation, these Bylaws or the rules of any applicable stock exchange, the holders of one-third of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders. Where a separate vote by a class or series or classes or series is required, one-third of the voting power of the issued and outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the Articles of Incorporation, these Bylaws or the rules of any applicable stock exchange.”

2. Except as specifically amended herein, the Bylaws of the Company shall remain unchanged and in full force and effect.

Adopted by the Board of Directors on April 13, 2022.

GDSVF&H\ DOCPROPERTY DocID \* MERGEFORMAT 4339799.2